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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 7)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           RELIANCE ELECTRIC COMPANY
                           (NAME OF SUBJECT COMPANY)


                           RELIANCE ELECTRIC COMPANY
                      (NAME OF PERSON(S) FILING STATEMENT)


                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   759458102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            WILLIAM R. NORTON, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           RELIANCE ELECTRIC COMPANY
                            6065 PARKLAND BOULEVARD
                             CLEVELAND, OHIO 44124
                                 (216) 266-5800
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON(S) AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)


                                   COPIES TO:

           MICHAEL L. MILLER, ESQ.                       JOSEPH B. FRUMKIN, ESQ.
          CALFEE, HALTER & GRISWOLD                        SULLIVAN & CROMWELL
       800 SUPERIOR AVENUE, SUITE 1800                       125 BROAD STREET
            CLEVELAND, OHIO 44114                        NEW YORK, NEW YORK 10004
                (216) 622-8200                                (212) 558-4000

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

     This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated November 3, 1994, as amended (the "Schedule 14D-9"), filed by Reliance Electric Company, a Delaware corporation (the "Company"), relating to the tender offer disclosed in the Schedule 14D-1, dated October 21, 1994, as amended (the "Schedule 14D-1"), of the bidder, ROK Acquisition Corporation, a Delaware corporation ("ROK") and a wholly owned subsidiary of Rockwell International Corporation, a Delaware corporation ("Rockwell"), to purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 1994, as supplemented and amended by the Supplement thereto dated November 22, 1994 (the "Supplement") and the related Letters of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 2. TENDER OFFER OF THE BIDDER.

     Item 2 is hereby amended and restated in its entirety as follows:

     This Statement relates to the tender offer for the Class A Shares by ROK and Rockwell pursuant to the Offer, as amended pursuant to the terms of the Reliance-Rockwell Merger Agreement (the "Amended Offer").

     The Schedule 14D-1 states that the principal executive offices of ROK and Rockwell are located at 2201 Seal Beach Boulevard, Seal Beach, California 90740-8250.

ITEM 3. IDENTITY AND BACKGROUND.

     Item 3 is hereby amended and supplemented by adding thereto the following:

     At a meeting of the Board of Directors of the Company on November 21, 1994, the directors approved amending certain employee benefit plans of the Company. Such amendments became effective upon the termination of the Reliance-General Signal Merger Agreement on November 21, 1994 and are described as set forth below.

     The Company's Change in Control Severance Pay Plan (the "Severance Plan") has been amended to entitle the participants thereunder to the severance benefits previously described in this Item 3 if their employment is terminated within two years following a Change in Control (now defined in the Severance Plan to include the acquisition of beneficial ownership of 30% of the Company's shares by a person or group of persons under common control whether or not such acquisition is approved by the Board of Directors).

     The Company's 1990 Key Employee Stock Option Plan ("1990 KESOP") and 1994 Outside Directors Stock Option Plan ("1994 ODSOP") have been amended to provide that a Change in Control will occur upon the acquisition of beneficial ownership of 30% of the Company's shares by a person or group of persons under common control whether or not such acquisition is approved by the Board of Directors. As previously discussed under this Item 3, options under the 1990 KESOP and 1994 ODSOP would become vested upon a Change in Control.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Item 4 is hereby amended and supplemented by adding thereto the following:

     On November 17, 1994, after the Amendment Agreement, which, among other things permitted the Company to conduct negotiations with Rockwell without giving General Signal a right to terminate the Reliance-General Signal Merger Agreement, was executed by the Company, General Signal and Rockwell, Mr. Morley spoke to Mr. Beall to discuss the terms upon which a transaction between Reliance and Rockwell could be effected. Mr. Beall indicated to Mr. Morley that he considered $30 to be a full and fair price for Reliance Class A Shares, but that Rockwell's financial advisors would meet with the Company's financial advisors to discuss the valuation of the Company. On November 18, 1994, representatives of Goldman Sachs, Prudential Securities and Dillon Read met to discuss issues relating to the price Rockwell was willing to pay for Shares. Dillon Read reiterated Rockwell's position that under the circumstances $30 was an adequate price

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

for Class A Shares. On November 19, 1994, Mr. Beall called Mr. Morley concerning the Offer and Rockwell's commitment to succeeding in the Offer. During this conversation he indicated a possible willingness to increase Rockwell's offer modestly, to perhaps $30.25 or $30.50.

     At meetings held on November 20, 1994 and November 21, 1994, the Board of Directors of the Company met and considered the Offer and the Proposed Reliance-General Signal Merger. At the meeting on November 20, the Board of Directors discussed the level to which General Signal might be prepared to increase the exchange ratio. The Board of Directors also considered the events since the commencement of the Offer, the history of the Company's discussions with General Signal, the terms and conditions included in the November 17 draft of the Reliance-Rockwell Merger Agreement, the likely support for the Proposed Reliance-General Signal Merger, and the presentations of its legal and financial advisors. Messrs. Beall and Morley spoke several times on November 20, 1994 regarding the price Rockwell was willing to pay for the Shares and Mr. Beall ultimately indicated that he would recommend to the Rockwell Board of Directors a $31.00 price per Class A Share and an equivalent price for convertible Shares. On November 21, 1994, the Board of Directors unanimously approved the terms of the Reliance-Rockwell Merger Agreement and the execution and delivery thereof. The Board of Directors also (i) determined that the Amended Offer, the Proposed Rockwell Merger and the transactions contemplated by the Reliance-Rockwell Merger Agreement are fair to and in the best interests of Company stockholders,
(ii) approved and adopted the Reliance-Rockwell Merger Agreement and (iii) recommended that the Company's stockholders accept the Amended Offer and tender their Shares pursuant thereto. A form of letter to stockholders communicating the Board of Directors' recommendation is filed as Exhibit 33 hereto and is incorporated herein by reference.

     In reaching the conclusions with respect to the Amended Offer and the Proposed Rockwell Merger, the Board of Directors made certain judgments and considered many factors, including the following:

     (1) The Proposed Reliance-General Signal Merger, while an attractive proposal, did not have a current market value sufficiently high to have a reasonable probability of being approved by holders of the Shares so long as the Rockwell Offer was outstanding. In addition, while General Signal expressed on November 19, 1994 a willingness to increase the exchange ratio in the Proposed Reliance-General Signal Merger, the increase suggested as a possibility was not sufficient to achieve a likelihood of obtaining the necessary approval from holders of Shares. The Board of Directors also considered the possible adverse effects on the Company's business that could result from the distractions of a hostile takeover contest and an extended period of uncertainty regarding the Company's future direction.

     (2) The Board of Directors considered the absence of any serious expressions of interest from third parties other than Rockwell since the announcement of the Proposed Reliance-General Signal Merger and since the announcement of the Offer. Although the Reliance-General Signal Merger Agreement prohibited the Company from soliciting interest from third parties, the Company was free to receive unsolicited expressions of interest.

     (3) The Board of Directors considered the terms of the Amendment Agreement and the possibility that the Company might not be able to obtain the agreement of General Signal to enter into another such agreement.

     (4) At the November 21, 1994 meeting of the Board of Directors, Goldman Sachs orally advised the Board of Directors, and confirmed by letter dated November 21, 1994, that, based upon and subject to the matters set forth in their opinion, the consideration to be received by holders of Shares pursuant to the Reliance-Rockwell Merger Agreement is fair to such holders, and Prudential Securities orally advised the Board of Directors, and confirmed by letter dated November 21, 1994, that, based upon and subject to the matters set forth in their opinion, the consideration to be received by holders of Shares pursuant to the Reliance-Rockwell Merger Agreement is fair, from a financial point of view, to such holders. Copies of the written opinions of Goldman Sachs and Prudential Securities are attached hereto as Exhibits 34 and 35 and are incorporated herein by reference. Stockholders are urged to read the text of such opinions in their entirety for a statement of matters considered, assumptions made and the scope of review of Goldman Sachs and Prudential Securities.

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

     (5) The Board considered the terms of the Reliance-Rockwell Merger Agreement, including (a) the increase in the price of the Amended Offer to $31.00 per Class A Share, (b) the right of the Company to provide information to and negotiate with a third party that contacts the Company without triggering a right of Rockwell to terminate the Reliance-Rockwell Merger Agreement or collect a termination fee, (c) the right of Reliance to terminate the Reliance-Rockwell Merger Agreement in order to accept a superior acquisition transaction while paying an expense reimbursement fee of $10 million to Rockwell, (d) the limited conditions to the Amended Offer (see Item 8(g)(ii)(B) below), and (e) the limited conditions to the Proposed Rockwell Merger.

     The Board of Directors did not assign relative weights to the factors discussed above.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     Item 6(b) is hereby amended and restated in its entirety as follows:

     (b) To the best knowledge of the Company, none of its executive officers, directors, affiliates or subsidiaries has determined whether, with respect to any shares held of record or beneficially owned by such persons, they intend to tender to ROK and Rockwell, sell or hold such Shares, except that Mr. Sherrill has advised the Company that it is his present intention not to tender his Shares to ROK and Rockwell in order to attempt to defer until 1995 the taxable gain on the sale of his Shares.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 is hereby amended and supplemented by adding thereto the following:

     (b) The Rights Agreement. At its meeting on November 21, 1994, the Company's Board of Directors unanimously authorized the officers of the Company to enter into an amendment to the Rights Agreement (the "Rights Agreement Amendment") to provide that (i) neither Rockwell nor ROK will become an "Acquiring Person," that no "Trigger Event," "Shares Acquisition Date" or "Distribution Date" (as such terms are defined in the Rights Agreement) will occur and that Section 13 of the Rights Agreement will not be triggered, in each case as a result of the announcement, commencement or consummation of the Offer or the Amended Offer, the execution of the Reliance-Rockwell Merger Agreement or any amendment thereto or the consummation of the transactions contemplated thereby (including, without limitation, the Proposed Reliance-Rockwell Merger), with the effect that none of such events will trigger the exercisability of the Rights, the separation of the Rights from the stock certificates to which they are attached or any other provision of the Rights Agreement, (ii) a Distribution Date will in no event occur prior to the Effective Time (as defined in the Reliance-Rockwell Merger Agreement) or the earlier termination of the Reliance-Rockwell Merger Agreement and (iii) the Rights will no longer be outstanding upon the consummation of the Proposed Reliance-Rockwell Merger.

     (c) Section 203 of the Delaware General Corporation Law. At its meeting on November 21, 1994, the Board unanimously adopted a resolution (i) approving for purposes of Section 203 the entry by ROK and Rockwell into the Reliance-Rockwell Merger Agreement and the consummation by ROK and Rockwell of the transactions contemplated thereby and (ii) determining that neither ROK nor Rockwell shall be an "interested stockholder" of the Company within the meaning of the Delaware General Corporation Law as a result of ROK's purchase of Shares pursuant to the Amended Offer.

     (g) The Reliance-Rockwell Merger Agreement

          (i) General. On November 21, 1994, the Company announced that it had entered into the Reliance-Rockwell Merger Agreement. The Reliance-Rockwell Merger Agreement is filed as Exhibit 36 hereto and is incorporated by reference herein. As further described below, the Reliance-Rockwell Merger Agreement provides for (A) the Amended Offer by ROK and Rockwell and (B) upon the acceptance and payment for Shares tendered pursuant to the Amended Offer and the fulfillment of certain other conditions, the consummation of the Proposed Rockwell Merger.

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          (ii) The Amended Offer.  Pursuant to the terms of the
     Reliance-Rockwell Merger Agreement, ROK and Rockwell have agreed to amend the Offer as follows:

             (A) to increase the purchase price per Class A Share, Class B Share and Class C Share to $31, $31 and $83.948, respectively;

             (B) to provide that the obligation of ROK and Rockwell to accept for payment and pay for Shares tendered pursuant to the Amended Offer shall only be subject to (1) the tender of a majority of the Class A Shares (on a fully diluted basis) (the "Minimum Condition"), (2) the absence of an injunction or legal prohibition with respect to the Amended Offer or the Proposed Rockwell Merger, (3) the absence of a termination by the Company, ROK or Rockwell of the Reliance-Rockwell Merger Agreement in accordance with the terms described in paragraph
        (vi) below, (4) the representations and warranties made by the Company in the Reliance-Rockwell Merger Agreement having been true and correct in all material respects as of the Expiration Date (as defined in the Supplement) and as of the Expiration Date the Company having in all material respects performed its material obligations and agreements and complied with its material covenants to be performed and complied with by it under the Reliance-Rockwell Merger Agreement and (5) Rockwell, ROK and the Company not having agreed that ROK shall terminate the Amended Offer or postpone the payment for Shares pursuant thereto;

             (C) to eliminate the requirement that holders of Shares also tender their associated Rights; and

             (D) to extend the Expiration Date of the Amended Offer to 12:00 midnight, New York City time, on Tuesday, December 6, 1994.

             Except as described above, ROK and Rockwell have agreed that the Amended Offer shall be on the same terms and subject to the same conditions as the Offer and, without the prior written consent of the Company, ROK will not (A) decrease the purchase price per Share or change the form of consideration payable in the Amended Offer, (B) decrease the number of Shares sought pursuant to the Amended Offer, (C) waive the Minimum Condition, (D) impose additional conditions to the Amended Offer or (E) amend any other term of the Amended Offer in any manner adverse to the holders of Shares.

          Upon acceptance and payment of Shares by Rockwell pursuant to the Amended Offer, the Company has agreed promptly to take all actions necessary to cause a majority of directors of the Company to be comprised of Rockwell's designees, whether by accepting resignations of certain incumbent directors and/or by increasing the size of the Board. Information concerning the Company's present directors and Rockwell's intended designees is included in the Information Statement attached as Annex I to this Amendment No. 7.

          (iii) The Proposed Rockwell Merger. Subject to the terms of the Reliance-Rockwell Merger Agreement, if Rockwell or ROK acquire at least 90% of the outstanding Class A Shares, 90% of the outstanding Class B Shares, and 90% of the outstanding Class C Shares, the parties to the Rockwell-Reliance Merger Agreement will, at the request of Rockwell or ROK, cause the Proposed Rockwell Merger to become effective as soon as practicable after the acceptance and payment for Shares pursuant to the Amended Offer. Otherwise, the Company shall, in accordance with applicable law, duly call a special meeting of stockholders as soon as practicable following the purchase and payment for Shares pursuant to the Amended Offer for the purpose of considering and taking action upon the Proposed Rockwell Merger. As part of the Proposed Rockwell Merger, ROK shall be merged with and into the Company, with the Company being the surviving corporation and becoming a wholly owned subsidiary of Rockwell. Pursuant to the Proposed Rockwell Merger, all then outstanding Class A Shares, Class B Shares and Class C Shares shall be cancelled and, other than any Shares held by Rockwell, ROK and any subsidiary of Rockwell or ROK, in the treasury of the Company or by any subsidiary of the Company and other than any Dissenting Shares (as defined in the Reliance-Rockwell Merger Agreement), shall be converted into the right to receive $31, $31 and $83.948, respectively, in cash.

          In addition, pursuant to the Proposed Rockwell Merger, each outstanding option under the Company's option plans shall become fully exercisable and vested, shall be cancelled and for each Share

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

     subject to an option a holder shall be entitled to receive an amount in respect thereof equal to $31 less the exercise price thereof.

          (iv) Certain Required Actions by the Company. In connection with the Amended Offer and the Proposed Rockwell Merger, the Company has represented and agreed that (A) the Board of Directors of the Company has unanimously determined that each of the Amended Offer and the Proposed Rockwell Merger is fair to, and in the best interests of, the stockholders of the Company and will recommend acceptance of the Amended Offer and approval and adoption of the Reliance-Rockwell Merger Agreement and the Proposed Rockwell Merger by the stockholders of the Company and (B) Goldman Sachs and Prudential Securities, the Company's financial advisors, have rendered to the Board their opinions that the consideration to be received by the stockholders of the Company pursuant to the Amended Offer and the Proposed Rockwell Merger is fair to such stockholders, in the case of Prudential Securities from a financial point of view. Subject to the provisions regarding termination of the Reliance-Rockwell Merger Agreement described in paragraph (vi) below, the recommendation referred to in subparagraph (A) of this paragraph (iv) may be withdrawn, modified or amended to the extent the Board deems it necessary to do so in the exercise of its fiduciary and other legal obligations after being so advised in writing by outside counsel.

          (v) Prohibition on Solicitation. The Reliance-Rockwell Merger Agreement provides that, among other things, the Company and its subsidiaries, and their directors, officers, employees, agents and representatives, will not directly or indirectly solicit, initiate, facilitate or encourage (including by way of furnishing non-public information) any inquiry or proposal with respect to an Acquisition Transaction (as defined in the Reliance-Rockwell Merger Agreement) or negotiate, explore or otherwise communicate with any third party with respect to any Acquisition Transaction or enter into any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Proposed Rockwell Merger; provided, that in response to an unsolicited written proposal with respect to an Acquisition Transaction from a financially capable third party that contains no financing condition, the Company may furnish or disclose non-public information and negotiate or otherwise communicate with such third party if the Company's Board of Directors determines that taking such action is reasonably likely to lead to an Acquisition Transaction more favorable to the stockholders of the Company than the Amended Offer and the Proposed Rockwell Merger and determines (and the Company's outside counsel opines in writing) that failing to take such action would constitute a breach of its fiduciary duties.

          (vi) Termination of Reliance-Rockwell Merger Agreement. (A) The Reliance-Rockwell Merger Agreement may be terminated at any time prior to the Effective Time:

             (1) by mutual consent of the Boards of Directors of the Company and Rockwell;

             (2) by either the Company or Rockwell if, without fault of such terminating party, the acceptance and payment for Shares pursuant to the Amended Offer shall not have occurred on or before March 31, 1995, which date may be extended by mutual consent of the parties;

             (3) by either the Company or Rockwell if the Amended Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder; provided, however, that Rockwell may not terminate the Reliance-Rockwell Merger Agreement if Rockwell's or ROK's termination of, or failure to accept for payment or pay for any Shares tendered pursuant to, the Amended Offer does not follow the occurrence, or failure to occur, as the case may be, of any condition to the Amended Offer or is otherwise in violation of the terms of the Amended Offer; or

             (4) by either the Company or Rockwell, if any court of competent jurisdiction in the United States or other governmental body in the United States shall have issued an order (other than a temporary restraining order), decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the purchase of Shares pursuant to the Amended Offer or the Proposed Rockwell Merger, and such order, decree, ruling or other action shall have become final and nonappealable; provided, that the party seeking to terminate the Reliance-Rockwell Merger Agreement shall have used its best efforts to remove or lift such order, decree or ruling.

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             (B) The Reliance-Rockwell Merger Agreement may be terminated and the Amended Offer and the Proposed Rockwell Merger may be abandoned by action of the Board of Directors of Rockwell, at any time prior to the acceptance and payment for Shares pursuant to the Amended Offer, if the Board of Directors of the Company shall (1) withdraw, modify or change its recommendation or approval of the Reliance-Rockwell Merger Agreement or the Amended Offer in a manner adverse to Rockwell, (2) recommend any proposal in respect of an Acquisition Transaction, or (3) fail to reaffirm its recommendation and approval in respect of the Reliance-Rockwell Merger Agreement and the Amended Offer promptly after any request therefor by Rockwell.

             (C) The Reliance-Rockwell Merger Agreement may be terminated and the Proposed Rockwell Merger may be abandoned at any time prior to the Effective Time, by action of the Board of Directors of the Company, (1) if there exists a material breach or breaches of any representation, warranty or covenant of Rockwell or ROK contained in the Reliance-Rockwell Merger Agreement, which breach shall not have been cured within 10 days of notice of such breach, or (2) to allow the Company to enter into an agreement in respect of an Acquisition Transaction which the Board determines is more favorable to the Company's stockholders from a financial point of view than the transactions contemplated by the Reliance-Rockwell Merger Agreement (provided, that upon such termination, the Company pays to Rockwell the expense reimbursement fee described in paragraph (vii) below).

     (vii) Section 9.05(b) of the Reliance-Rockwell Merger Agreement provides that (A) if during the term of the Reliance-Rockwell Merger Agreement any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) other than Rockwell or ROK or any of their respective subsidiaries or affiliates shall have become the beneficial owner of more than 50% of the outstanding Class A Shares (either on a primary or a fully diluted basis), (B) the Company shall have terminated the Reliance-Rockwell Merger Agreement as described in subparagraph (C)(2) of paragraph (vi), or (C) Rockwell shall have terminated the Reliance-Rockwell Merger Agreement as described in subparagraph (B) of paragraph (vi), then the Company shall promptly, but in no event later than two days after the date of such termination or event, pay Rockwell an expense reimbursement fee of $10 million, provided, that no fee shall be paid if Rockwell shall be in material breach of its obligations under the Reliance-Rockwell Merger Agreement.

     (viii) Indemnification. (A) The Reliance-Rockwell Merger Agreement provides that from and after the Effective Time, Rockwell shall indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries against all losses, claims, damages, expenses or liabilities arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time to the same extent and on the same terms and conditions (including with respect to advancement of expenses) provided for in the Company's Certificate of Incorporation and By-Laws and agreements in effect at the date of the Reliance-Rockwell Merger Agreement (to the extent consistent with the applicable law).

     (B) The Reliance-Rockwell Merger Agreement provides that for a period of six years after the Effective Time, Rockwell shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided, that Rockwell may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from facts or events which occurred before the Effective Time; provided, however, that Rockwell shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 250% of the premiums paid as of the date of the Reliance-Rockwell Merger Agreement by the Company for such insurance.

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended and supplemented by adding thereto to the following:

EXHIBIT NO.                                  EXHIBIT                                   PAGE NO.
- -----------                                  -------                                   --------
Exhibit 33   Form of Letter to Shareholders commenting on the Board of Directors'
             Recommendations*........................................................

Exhibit 34   Written Opinion of Goldman Sachs, dated November 21, 1994*..............

Exhibit 35   Written Opinion of Prudential Securities, dated November 21, 1994*......

Exhibit 36   Agreement and Plan of Merger, dated as of November 21, 1994 by and among the Company, ROK and Rockwell...........................................

Exhibit 37   Press Release, dated November 21, 1994, of the Company..................

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* Included in copies mailed to shareholders of the Company.

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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 1994


                                          RELIANCE ELECTRIC COMPANY

                                         By: /s/  JOHN C. MORLEY
                                             ---------------------------------
                                             Name: John C. Morley
                                             Title:  President and Chief
                                                     Executive Officer









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